SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GelTech Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

368537 106
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 368537 106		Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael Cordani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 309,083(1)
	6	SHARED VOTING POWER 498,353(2)
	7	SOLE DISPOSITIVE POWER 309,083(1)
	8	SHARED DISPOSITIVE POWER 498,353(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 807,436
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON* In - Individual

(1)    Represents options vesting within 60 days of December 21, 2009.

(2)    Includes 318,693 shares of common stock held in a trust of which Mr. Cordani is the trustee and 179,660 shares held jointly with his wife.

2

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CUSIP NO. 368537 106		Page 3 of 4 Pages

ITEM 1.

(a)	Name of Issuer: GelTech Solutions, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 1460 Park Lane South, Suite 1, Jupiter, FL 33458

ITEM 2.

(a)	Name of Person Filing: Michael Cordani
(b)	Address of Principal Business Office or, if none, Residence 1460 Park Lane South, Suite 1, Jupiter, FL 33458
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 368537 106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) or 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable
ITEM 4.	OWNERSHIP.

See Item 5 through 9 and 11 of cover page. The amount beneficially owned includes, where appropriate, securities not outstanding, which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days of December 31, 2009. This Schedule 13G does not reflect transfers subsequent to December 31, 2009.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable

ITEM 10.	CERTIFICATION.

Not Applicable.

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CUSIP NO. 368537 106		Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010

	By:	/s/ Michael Cordani
Michael Cordani